FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 000-33765

AIRMEDIA GROUP INC.

17/F, Sky Plaza,

No. 46 Dongzhimenwai Street

Dongcheng District

100027, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-    N/A

AIRMEDIA GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press release reporting unaudited financial results for the first quarter of 2008	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRMEDIA GROUP INC.

By:	/s/ Conor Chiahung Yang
Name:	Conor Chiahung Yang
Title:	Chief Financial Officer

Date: May 8, 2008

Exhibit 99.1

AirMedia Reports Unaudited First Quarter 2008 Financial Results

Beijing, China – May 7, 2008 – AirMedia Group Inc. (Nasdaq: AMCN), the operator of the largest digital media network in China dedicated to air travel advertising, today announced its unaudited financial results for the first quarter of 2008 ended March 31, 2008.

Financial Highlights

•	Total revenues increased 162.4% year-over-year and 32.6% sequentially to US$21.6 million, exceeding company high-end guidance by US$0.6 million;

•	Revenues from digital frames in airports for the first quarter of 2008 grew 431.0% sequentially to US$6.7 million. Revenues from digital frames in airports was nil in the same period one year ago;

•	Net income increased 288.7% year-over-year and 18.8% sequentially to US$7.3 million. Basic and diluted income per ADS was US$0.11 and US$0.10, respectively;

•

Adjusted net income (non-GAAP), which excluded share-based compensation expenses and amortization of acquired intangible assets, increased 337.6% year-over-year and 21.5% sequentially to US$8.5 million. Adjusted basic and diluted net income per ADS (non-GAAP) was US$0.13 and US$0.12, respectively.

“AirMedia achieved record results despite the fact that the first quarter normally is the weakest quarter seasonally as advertisers spend less during the Chinese New Year holiday and early in the year overall,” remarked Herman Man Guo, Chairman and Chief Executive Officer of AirMedia. “We are particularly excited that the revenues from digital frames accounted for 31.1% of our total revenues in the first quarter, only four months after the commencement of this operation in only one airport, which showed the high acceptance of advertisers to this innovative media format. We expect that it will be a solid foundation for our continued rapid growth in 2008 and the coming years with our digital frames added to more airports in our network in the second quarter of this year.”

Financial Results

Revenues

Total revenues by product line for the first quarter of 2008, the fourth quarter of 2007 and the first quarter of 2007 were as follows (numbers in US$ 000’s except for percentage):

	Quarter Ended March 31, 2008	% of Total Revenues	Quarter Ended December 31, 2007	% of Total Revenues	Quarter Ended March 31, 2007	% of Total Revenues	Y/Y Growth rate	Q/Q Growth rate
Digital TV screens in airports	9,981	46.2%	9,408	57.8%	5,625	68.3%	77.4%	6.1%
Digital TV screens on airplanes	3,881	18.0%	4,141	25.4%	1,836	22.3%	111.4%	-6.3%
Digital frames in airports	6,706	31.1%	1,263	7.8%	—	—	N/A	431.0%
Other displays	1,028	4.7%	1,475	9.0%	769	9.4%	33.7%	-30.3%

Total revenues	21,596	100.0%	16,287	100.0%	8,230	100.0%	162.4%	32.6%

Net revenues	20,419		15,606		7,835		160.6%	30.8%

Total revenues for the first quarter of 2008 reached US$21.6 million, representing a year-over-year increase of 162.4% from US$8.2 million in the same period one year ago and a sequential increase of 32.6% from US$16.3 million in the previous quarter. The year-over-year increase was due to the increase of revenues from all of the product lines. The sequential increase was due to the increase of revenues from digital frames and digital TV screens in airports.

Revenues from digital TV screens in airports for the first quarter of 2008 grew 77.4% year–over-year and 6.1% sequentially to US$10.0 million. The year-over-year and sequential increases were due to the increase of the average advertising revenue per time slot sold (or the “ASP”). Please refer to “Summary of Selected Operating Data” for detailed definitions. AirMedia increased its listing prices of digital TV screens in all airports twice by over 30% respectively in the beginning of April 2007 and October 2007 and increased its listing prices of digital TV screens in four selected airports starting from January 1, 2008, including over 50% in Beijing and over 15% in Shanghai, Shenzhen and Chengdu, respectively. In addition to the increase of its listing prices, in the first quarter of 2008, AirMedia also offered lower discounts from its listing prices to its clients. As a result, the ASP for the first quarter of 2008 increased 126.3% year-over-year and 77.4% sequentially to US$1,815, which showed AirMedia’s continued sales efforts and better acceptance of AirMedia’s digital media by advertisers. AirMedia proactively managed the value of its time slot and sales volume by increasing its ASP so that it would have sufficient capacity to generate greater revenues going forward. The number of time slots sold decreased 21.6% year-over-year and 40.2% sequentially to 5,501 time slots due to the increase of the ASP and the typical seasonal slowdown in the first quarter. The number of time slots available for sale increased 39.0% year-over-year and 9.5% sequentially to 24,700 time slots in the first quarter of 2008. The year-over-year increase of the number of time slots available for sales was due to the increases of airports in operation from 30 airports at the end of the quarter ended March 31, 2007 to 39 airports at the end of the quarter ended March 31, 2008. The utilization rate for the first quarter of 2008 decreased 17.2 percentage points year-over-year and 18.5 percentage points sequentially to 22.3% as a result of the increase of the time slots available for sale and the decrease of time slots sold.

Revenues from digital TV screens on airplanes for the first quarter of 2008 grew 111.4% year–over-year and decreased 6.3% sequentially to US$3.9 million. The year-over-year increase was primarily due to the increase of the ASP. The ASP for the first quarter of 2008 increased 63.3% year-over-year and 6.1% sequentially to US$15,873. The year-over-year and sequential increases of ASP were due to the increase of the listing prices. The number of time slots sold increased 29.6% year-over-year and decreased 11.6% sequentially to 245 time slots. The year-over-year increase was due to continued sales efforts and better acceptance of AirMedia’s digital media by advertisers. The sequential decrease was due to the impact of a typical seasonal slowdown in the first quarter. The number of time slots available for sale increased 5.6% year-over-year and 1.3% sequentially to 456 time slots in the first quarter of 2008 because AirMedia added three minutes of advertising time on China Southern Airlines in September of 2007 and added three minutes of advertising time on Air China in March 2008. The utilization rate for the first quarter of 2008 increased 9.9 percentage points year-over-year and decreased 7.9 percentage points sequentially to 53.7%. The sequential decrease of the utilization rate was due to the increase of the time slots available for sale and the decrease of time slots sold.

Revenues from digital frames in airports for the first quarter of 2008 grew 431.0% sequentially to US$6.7 million. AirMedia has been operating digital frames in only one airport, Beijing Capital International Airport, since we started generating revenues from digital frames in December 2007. In Beijing Capital International Airport, AirMedia started operating 46-inch digital frames on December 1, 2007 and 70-inch digital frames on February 29, 2008. The ASP of digital frames for the first quarter of 2008 increased 60.2% sequentially to US$15,769 due to the increase of listing prices of 46-inch digital frames by 30% in January 2008 and the fact that there was no 70-inch digital frames in operation in the fourth quarter of 2007, whose listing price is twice of the listing price of 46-inch digital frames. The number of time slots sold increased 232.0% sequentially to 425 time slots due to continued sales efforts and better acceptance of AirMedia’s digital frames by advertisers. The number of time slot available for sale increased 245.5% sequentially to 1,223 time slots due to longer operational period of 46-inch digital frames and the commencement of operation of 70-inch digital frames in Beijing Capital International Airport. The utilization rate of digital frames for the first quarter was 34.8% in the first quarter of 2008, as compared to 36.2% in the fourth quarter of 2007. Other than Beijing Capital International Airport, AirMedia started operating digital frames in additional five airports in April 2008 and seven airports in early May 2008. AirMedia expects that revenues from digital frames will constitute a significant portion of total revenues in 2008.

Please refer to “Summary of Selected Operating Data” for more operating data.

Business tax and other sales tax for the first quarter of 2008 was US$1.2 million, representing a year-over-year increase of 198.0% from US$395,000 in the same period one year ago and a sequential increase of 72.8% from US$681,000 in the previous quarter due to the related increase in total revenues.

Net revenues for the first quarter of 2008 reached US$20.4 million, representing a year-over-year increase of 160.6% from US$7.8 million in the same period one year ago and a sequential increase of 30.8% from US$15.6 million in the previous quarter. The year-over-year and sequential increases were due to the increase of total revenues.

Cost of Revenues

Cost of revenues for the first quarter of 2008 was US$9.7 million, representing a year-over-year increase of 117.7% from US$4.5 million in the same period one year ago and a sequential increase of 36.7% from US$7.1 million in the previous quarter. The year-over-year increase of cost of revenues was primarily due to the increase of concession fees as we have expanded our business. The sequential increase of cost of revenues was due to the increase of concession fees in first quarter of 2008 and a US$666,000 one-time disposal of TV stands which held AirMedia’s digital TV screens in airports, due to our upgrade of light boxes to digital frames. Cost of revenues as a percentage of net revenues in the first quarter of 2008 was 47.7%, a decrease from 57.1% in the same period one year ago and a sequential increase from 45.6% in the previous quarter.

AirMedia incurs concession fees to airports for placing and operating digital TV screens, digital frames and other displays, and to airlines for placing programs on their digital TV screens. Most of the concession fees are fixed with an annual escalation. The total concession fee under each concession right agreement is charged to the consolidated statements of operations on a straight-line basis over the agreement periods, which are generally between three and five years. Concession fees for the first quarter of 2008 were US$4.7 million, representing a year-over-year increase of 75.2% from US$2.7 million in the same period one year ago and a sequential increase of 34.9% from US$3.5 million in the previous quarter due to additional concession contracts entered into with seven airports and three airlines. Concession fees as a percentage of net revenues in the first quarter of 2008 decreased to 23.1% from 34.3% in the same period one year ago and increased from 22.4% in the previous quarter. The fluctuations of concession fees as a percentage of net revenues were because concession fees were fixed once concession rights contracts were entered into while revenues generated from newly signed concession rights contracts need time to ramp up. The year-over-year increase was because concession fees increased slower than the increase of net revenues. The sequential increase was because AirMedia obtained additional concession rights to further grow its revenues.

Gross Profit

Gross profit for the first quarter of 2008 was US$10.7 million, representing a year-over-year increase of 217.7% from US$3.4 million in the same period one year ago and a sequential increase of 25.9% from US$8.5 million in the previous quarter.

Gross profit as a percentage of net revenues for the first quarter of 2008 was 52.3%, up from 42.9% in the same period one year ago and down from 54.4% in the previous quarter. The year-over-year increase of gross margin was because cost of revenues did not increase in line with the increase of net revenues as we gained economies of scale in our product lines. The sequential decrease of gross margin was because AirMedia obtained additional concession rights to further grow its revenues.

Operating Expenses

Operating expenses for the first quarter of 2008, the fourth quarter of 2007 and the first quarter of 2007 were as follows (numbers in US$ 000’s except for percentage):

	Quarter Ended March 31, 2008	% of Net Revenues	Quarter Ended December 31, 2007	% of Net Revenues	Quarter Ended March 31, 2007	% of Net Revenues	Y/Y Growth rate	Q/Q Growth rate
Selling and marketing expenses	2,444	12.0%	1,823	11.7%	903	11.5%	170.7%	34.1%
General and administrative expenses	2,911	14.3%	2,000	12.8%	483	6.2%	502.7%	45.6%

Total operating expenses	5,355	26.2%	3,823	24.5%	1,386	17.7%	286.4%	40.1%

Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (a non-GAAP measure)	4,168	20.4%	2,983	19.1%	1,324	16.9%	214.8%	39.7%

Total operating expenses for the first quarter of 2008 were US$5.4 million, representing a year-over-year increase of 286.4% from US$1.4 million in the same period one year ago and a sequential increase of 40.1% from US$3.8 million in the previous quarter.

Total operating expenses for the first quarter of 2008 included share-based compensation expenses of US$1.1 million while there were no share-based compensation expenses in the same period one year ago. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the first quarter of 2008 were US$4.2 million, representing a year-over-year increase of 214.8% from US$1.3 million in the same period one year ago and a sequential increase of 39.7% from US$3.0 million in the previous quarter. Total operating expenses excluding share-based compensation expenses and amortization of acquired intangible assets as a percentage of net revenues (non-GAAP) in the first quarter of 2008 increased to 20.4% from 16.9% in the same period one year ago and 19.1% in the previous quarter.

Selling and marketing expenses for the first quarter of 2008 were US$2.4 million including $259,000 in share-based compensation expenses, representing a year-over-year increase of 170.7% from US$903,000 in the same period one year ago and a sequential increase of 34.1% from US$1.8 million in the previous quarter. The year-over-year increase was primarily due to the expansion of the direct sales force, additional marketing expenses and share-based compensation expenses in connection with the employee stock option grants made on July 2, 2007, July 20, 2007 and November 29, 2007. The sequential increase was primarily due to higher performance incentives, salary adjustment, annual bonus, and additional marketing expenses primarily due to some annual marketing events, which cost US$380,000 in the first quarter of 2008.

General and administrative expenses for the first quarter of 2008 were US$3.0 million including $860,000 in share-based compensation expenses, representing a year-over-year increase of 502.7% from US$483,000 in the same period one year ago and a sequential increase of 45.6% from US$2.0 million in the previous quarter. The year-over-year increase was primarily due to share-based compensation expenses in connection with the employee stock option grants made on July 2, 2007, July 20, 2007 and November 29, 2007, higher professional expenses and headcount increase. The sequential increase was primarily due to higher professional service fees, share-based compensation expenses in connection with the employee stock option grants made on November 29, 2007, and headcount increase.

Income from Operations

Income from operations for the first quarter of 2008 was US$5.3 million, representing a year-over-year increase of 169.5% from US$2.0 million in the same period one year ago and a sequential increase of 14.3% from US$4.7 million in the previous quarter.

Income from operations excluding share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the first quarter of 2008 was US$6.5 million, representing a year-over-year increase of 219.5% from 2.0 million in the same period one year ago and a sequential increase of 18.4% from US$5.5 million in the previous quarter. Operating margin excluding the effect of share-based compensation expenses and amortization of acquired intangible assets (non-GAAP) for the first quarter of 2008 was 31.9%, as compared to 26.0% in the same period one year ago and 35.3% in the previous quarter.

Income Tax Expense/Benefit

Income tax benefit for the first quarter of 2008 was US$77,000, as compared to income tax expense of US$56,000 in the same period one year ago and income tax benefit of US$181,000 in the previous quarter. The effective income tax rate for the first quarter of 2008 was (1.1%), as compared to 2.8% in the same period one year ago and (3.0%) in the previous quarter primarily due to the most profitable entities of AirMedia are currently enjoying preferential tax holidays.

Net Income

Net income for the first quarter of 2008 was US$7.3 million, representing a year-over-year increase of 288.7% from US$1.9 million in the same period one year ago and a sequential increase of 18.8% from US$6.1 million in the previous quarter. The basic income per ADS for the first quarter of 2008 was US$0.11, as compared to basic income per ADS of US$0.03 in the same period one year ago and basic income per ADS of US$0.09 in the previous quarter. The diluted income per ADS for the first quarter of 2008 was US$0.10, as compared to diluted income per ADS of US$0.03 in the same period one year ago and diluted income per ADS of US$0.09 in the previous quarter.

Adjusted net income (non-GAAP) for the first quarter of 2008, which excluded share-based compensation expenses and amortization of acquired intangible assets, was US$8.5 million, representing a year-over-year increase of 337.6% from US$1.9 million in the same period one year ago and a sequential increase of 21.5% from US$7.0 million in the previous quarter. Basic adjusted net income per ADS (non-GAAP) for the first quarter of 2008 was US$0.13, as compared to basic adjusted net income per ADS of US$0.06 in the same period one year ago and basic adjusted income per ADS of US$0.14 in the previous quarter. Diluted adjusted income per ADS (non-GAAP) for the first quarter of 2008 was US$0.12, as compared to diluted adjusted net income per ADS of US$0.06 in the same period one year ago and diluted adjusted net income per ADS of US$0.12 in the previous quarter.

Please refer to the attached table for a reconciliation of net income and basic and diluted net income per ADS under US GAAP to adjusted net income and basic and diluted adjusted income per ADS.

“We are very pleased with AirMedia’s better than expected financial results this quarter. Our top line growth of 162.4% year-on-year and 32.6% sequentially outperformed our mean guidance in total revenues by 8.0%,” remarked Conor Chiahung Yang, Chief Financial Officer of AirMedia. “Supported by our strong capital base, we have a significant market share in the digital media network within the air travel advertising sector in China, which will continue to enable us to capture additional market share from the fragmented operators of traditional advertisement formats in the sector.”

Other Recent Developments

By April 12, 2008, AirMedia had installed 1,213 digital frames in 16 airports across China. AirMedia upgraded from light boxes or newly installed 889 digital frames, ranging from 46 to 50 inches, in 11 airports and installed 324 large-size digital frames, ranging from 63 to 70 inches, in 9 airports. AirMedia has been selling advertisements of digital frames in Beijing Capital International Airport since December 2007. AirMeida started selling advertisements of digital frames in additional five airports located in Chongqing, Nanjing, Haikou, Zhengzhou and Ningbo, in April 2008 and seven airports located in Kunming, Hangzhou, Wuhan, Changsha, Jinan, Tianjin and Hefei in early May 2008. AirMedia has adjusted its advertising cycle of 46-to-50-inch digital frames in airports excluding Beijing Capital International Airport from 20-mintue cycles to 10-minute cycles to give more exposure for clients’ advertisements at the beginning stage. 46-inch digital frames in Beijing Capital International Airport still display advertisements in 20-minute cycles. 63-to-70-inch digital frames display advertisements in 10-minute cycles in all airports.

In March 2008, AirMedia entered into a definitive agreement with China Eastern Media Corporation, Ltd., a subsidiary of China Eastern Group and China Eastern Airlines Corporation Limited operating the media resources of China Eastern Group, to establish a joint venture, Beijing Eastern Media Corporation, Ltd. (the “BEMC”). BEMC was incorporated on March 18, 2008 with China Eastern Media Corporation holding 51% equity interest and AirMedia holding the remaining 49% equity interest. BEMC will obtain concession rights of certain media resources from its shareholders, including the digital TV screens on airplanes of China Eastern Airlines, and will pay concession fees to its shareholders as consideration. The operation period of BEMC currently is fixed at 50 years with a total paid-in capital of US$2.1 million, which was contributed by both parties proportionately. AirMedia will pay concession fees to BEMC to obtain concession rights to operate these media resources. There will not be revenue sharing or profit sharing between AirMedia and BEMC.

In March 2008, AirMedia obtained the contractual concession rights to operate 140 digital TV screens and 130 46-inch digital frames at the newly constructed Terminal 2 of Wuhan Tianhe Airport, the 12th largest airport in mainland China, from April 2008 to April 2011. AirMedia started operation in Wuhan Airport in May 2008.

In March 2008, AirMedia and Shanghai Media Group (SMG), the second largest comprehensive media group in China, established a strategic partnership to provide TV programs to air travelers. AirMedia obtained the exclusive right to show its selected news, theme programs and documentary clips provided by SMG in AirMedia’s network airports and on airplanes from March 2008 to February 2010.

Business Outlook

As a result of current business visibility, AirMedia currently expects the following financial results for the second quarter of 2008:

•	Total revenues will be in an amount ranging from US$26.0 million to US$28.0 million, representing a year-over-year increase of 207.0% to 230.6% from the same period of 2007;

•

Concession fees in the second quarter of 2008 will be at least US$11.4 million, mainly due to the full-quarter impact of concession fees for Terminal 3 of Beijing Capital International Airport and new concession rights contracts to install large size digital frames in other airports.

The above forecast reflects AirMedia’s current and preliminary view and is therefore subject to change. Please refer to our Safe Harbor Statement for the factors which could cause actual results to differ materially from those contained in any forward-looking statement.

Summary of Selected Operating Data

	Quarter Ended March 31, 2008		Quarter Ended December 31, 2007		Quarter Ended March 31, 2007		YOY Growth Rate	QOQ Growth Rate
Digital TV screens in airports
Number of airports in operation		39		39		30	30.0%	—
Number of time slots available for sale (1)		24,700		22,557		17,767	39.0%	9.5%
Number of time slots sold (3)		5,501		9,198		7,013	-21.6%	-40.2%
Utilization rate (4)		22.3%		40.8%		39.5%	-17.2%	-18.5%
Average advertising revenue per time slot sold (5)	US$	1,815	US$	1,023	US$	802	126.3%	77.4%

Digital TV screens on airplanes
Number of airlines in operation		9		9		9	—	—
Number of time slots available for sale (1)		456		450		432	5.6%	1.3%
Number of time slots sold (3)		245		277		189	29.6%	-11.6%
Utilization rate (4)		53.7%		61.6%		43.8%	9.9%	-7.9%
Average advertising revenue per time slot sold (5)	US$	15,873	US$	14,957	US$	9,722	63.3%	6.1%

Digital frames in airports
Number of airports in operation		1		1		—	—	—
Number of time slots available for sale (2)		1,223		354		—	—	245.5%
Number of time slots sold (3)		425		128		—	—	232.0%
Utilization rate (4)		34.8%		36.2%		—	—	-1.4%
Average advertising revenue per time slot sold (5)		15,769		9,841		—	—	60.2%

Notes: (1) We define a time slot as a 30-second equivalent advertising time unit for digital TV screens in airports and digital TV screens on airplanes, which is shown during each advertising cycle on a weekly basis in a given airport or on a monthly basis on the routes of a given airline, respectively. Our airport advertising programs are shown repeatedly on a daily basis during a given week in one-hour cycles and each hour of programming includes 25 minutes of advertising content, which allows us to sell a maximum of 50 time slots per week. The number of time slots available for our digital TV screens in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports. The length of our in-flight programs typically ranges from approximately 45 minutes to an hour per flight, approximately five to 13 minutes of which consist of advertising content. The number of time slots available for our digital TV screens on airplanes during the period presented is calculated by multiplying the time slots per airline per month by the number of months during the period presented when we had operations on each airline and then calculating the sum of all the time slots for each of our network airlines.

(2) We define a 15-second equivalent advertising time unit for digital frames in airports, which is shown during each advertising cycle on a weekly basis in a given airport. Our airport advertising programs are shown repeatedly on a daily basis during a given week in 20-minute cycles for 46-inch digital frames in Beijing Capital International Airport and in 10-minute cycles for 70-inch digital frames in Beijing Capital International Airport, which allows us to sell a maximum of 80 time slots for 46-inch or a maximum of 40 time slots for 70-inch digital frames per week. The number of time slots available for our digital frames in airports during the period presented is calculated by multiplying the time slots per week per airport by the number of weeks during the period presented when we had operations in each airport and then calculating the sum of all the time slots available for each of our network airports.

(3) Number of time slots sold refers to the number of 30-second equivalent advertising time units for digital TV screens in airports and digital TV screens on airplanes or 15-second equivalent advertising time units for digital frames in airports sold during the period presented.

(4) Utilization rate refers to total time slots sold as a percentage of total time slots available for sale during the relevant period.

(5) Average advertising revenue per time slot sold for digital TV screens in airports, digital TV screens on airplanes and digital frames in airports is calculated by dividing our revenues derived from digital TV screens in airports, digital TV screens on airplanes and digital frames in airports by its own number of time slots sold, respectively.

Earnings Conference Call Details

AirMedia will hold a conference call to discuss the first quarter 2008 earnings at 8:00 PM U.S. Eastern Time on May 7, 2008 (5:00 PM U.S. Pacific Time on May 7, 2008; 8:00 AM Beijing/Hong Kong time on May 8, 2008).

AirMedia’s management team will be on the call to discuss the financial results and highlights and to answer questions. The toll-free number for U.S. participants is +1 800 295 4740. The toll number for UK participants is +44 207 365 8426. The toll number for Hong Kong participants is +852 3002 1672. The toll number for other international participants is +1 617 614 3925. The pass code for all participants is AMCN.

A replay of the call will be available for 1 week between 9:00 pm Eastern Time on May 7, 2008 and 9:00 pm Eastern Time on May 14, 2008. The toll-free number for U.S callers is +1 888 286 8010 and the dial-in number for international callers is +1 617 801 6888. The pass code for the replay is 55261823.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the AirMedia corporate website at http://ir.airmedia.net.cn.

Use of Non-GAAP Financial Measures

AirMedia’s management uses non-GAAP financial measures to gain an understanding of AirMedia’s comparative operating performance and future prospects. AirMedia’s non-GAAP financial measures exclude certain special items, including (1) amortization of non-cash stock-based compensation expense, and (2) amortization of acquired intangible assets. Non-GAAP financial measures are used by AirMedia’s management in their financial and operating decision-making, because management believes they reflect AirMedia’s ongoing business in a manner that allows meaningful period-to-period comparisons. AirMedia’s management believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating AirMedia’s current operating performance and future prospects in the same manner as management does, if they so choose. Specifically, AirMedia believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results.

The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect AirMedia’s income from operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to AirMedia. Management compensates for these limitations by also considering AirMedia’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP Income/(Loss) and EPS and non-GAAP Adjusted Income/(Loss) and EPS” set forth at the end of this release.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) operates the largest digital media network in China dedicated to air travel advertising. AirMedia has contractual concession rights to operate digital TV screens in 53 airports, including 29 out of the 30 largest airports in China, and has contractual concession rights to place its programs on the routes operated by 9 airlines, including the three largest airlines in China. In addition, AirMedia also has contractual concession rights to operate digital frames of 46 to 50 inches and large-size digital frames ranging from 63 to 70 inches in several major airports. AirMedia also offers advertisers other media platforms in airports, such as 360-degree LED displays, mega display screens, and shuttle bus displays etc. For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, if advertisers or the viewing public do not accept, or lose interest in, our air travel digital media network, we may be unable to generate sufficient cash flow from our operating activities and our prospects and results of operations could be negatively affected; we derive substantially all of our revenues from the provision of air travel advertising services, and if there is a downturn in the air travel advertising industry, we may not be able to diversify our revenue sources; if we are unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow us to place or operate the digital TV screens in airports or on airplanes, we may be unable to maintain or expand our network coverage and our business and prospects may be harmed; a substantial majority of our revenues are currently concentrated in the five largest airports and three largest airlines in China, and if any of these airports or airlines experiences a material business disruption, our ability to generate revenues and our results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate our future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:
Raymond Huang
Investor Relations Director
Tel: +86-10-8460-8678
Email: ir@airmedia.net.cn

FD Beijing
Julian Wilson
Tel: +86-10-8591-1951
Email: julian.wilson@fd.com

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands)

	Mar. 31, 2008	Dec. 31, 2007
Assets
Current assets:
Cash	210,002	210,915
Accounts receivable, net	21,154	13,478
Prepaid concession fees	15,115	13,130
Amount due from related parties	124	—
Other current assets	1,747	2,393
Deferred tax assets - current	133	95

Total current assets	248,275	240,011
Acquired intangible assets, net	5,096	4,862
Property and equipment, net	21,149	15,985
Long-term deposits	4,902	4,706
Long-term investment	1,731	788
Deferred tax assets - non-current	525	507

TOTAL ASSETS	281,678	266,859

Liabilities
Current liabilities:
Accounts payable	6,675	4,666
Accrued expenses and other current liabilities	1,895	1,309
Deferred revenue	2,126	1,712
Income tax payable	11	32
Amounts due to related parties	—	11

Total current liabilities	10,707	7,730

Non-current liabilities:
Deferred tax liability - non-current	1,682	1,527

Total liabilities	12,389	9,257

Minority interest	(5)	(3)
Shareholders’ equity
Ordinary shares	133	133
Additional paid-in capital	264,249	263,130
Statutory reserve	1,782	1,782
Accumulated deficiency	(3,040)	(10,317)
Accumulated other comprehensive income	6,170	2,877

Total shareholders’ equity	269,294	257,605

TOTAL LIABILITIES, MINORITY INTEREST, AND SHAREHOLDERS’ EQUITY	281,678	266,859

AirMedia Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
Revenues	21,596	16,287	8,230
Business tax and other sales tax	(1,177)	(681)	(395)

Net revenues	20,419	15,606	7,835

Cost of revenues	9,730	7,117	4,470

Gross profit	10,689	8,489	3,365

Operating expenses:
Selling and marketing *	2,444	1,823	903
General and administrative *	2,911	2,000	483
Total operating expenses	5,355	3,823	1,386

Income from operations	5,334	4,666	1,979

Interest income	1,822	1,369	23

Other income, net	135	90	—

Income before income taxes and minority interest	7,291	6,125	2,002

Income tax expense/ (benefit)	(77)	(181)	56

Net income before minority interest	7,368	6,306	1,946

Minority interest	2	(4)	1

Loss of equity accounting investment	(93)	(174)	(75)

Net income	7,277	6,128	1,872
Deemed dividend on series A convertible redeemable preferred shares- Accretion of redemption premium	—	(127)	(355)

Deemed dividend on series B convertible redeemable preferred shares- Accretion of redemption premium	—	(523)	—

Net income attributable to holders of ordinary shares	7,277	5,478	1,517

Net Income allocated for computing EPS Ordinary shares - Basic	7,277	4,689	947
Net Income allocated for computing EPS preferred A shares - Basic	—	655	925
Net Income allocated for computing EPS preferred B shares - Basic	—	783	—
Net income used in calculating Income per ordinary share—diluted	—	4,689	947

Net income per ordinary share
- basic	$0.05	$0.04	$0.02
- diluted	$0.05	$0.04	$0.02

Net income per ADS
- basic	$0.11	$0.09	$0.03
- diluted	$0.10	$0.09	$0.03

Net income per Series A preferred share	—	$0.05	$0.02
Net income per Series B preferred share	—	$0.12	—

Weighted average ordinary shares outstanding used in computing net income per ordinary share - basic	133,425,925	106,154,347	62,400,000
Weighted average ordinary shares outstanding used in computing net income per ordinary share - diluted	139,317,264	108,713,868	62,400,000
share used in calculating net income per Series A preferred share—basic	—	13,465,217	37,600,000
share used in calculating net income per Series B preferred share—basic	—	6,608,696	—

* share-based compensation charges included are as follow:

Selling and marketing	259	174	—
General and administrative	860	600	—

AirMedia Group Inc.

RECONCILIATION OF GAAP NET INCOME AND EPS TO NON-GAAP ADJUSTED NET INCOME AND EPS

(In U.S. dollars in thousands, except share related data)

	Three Months Ended
	Mar. 31, 2008	Dec. 31, 2007	Mar. 31, 2007
GAAP net income attributable to shareholders	7,277	6,128	1,872
Amortization of acquired intangible assets	68	66	62
Share-based compensation	1,119	774	—

Adjusted net income	8,464	6,968	1,934

Basic adjusted net income per share	$0.06	$0.07	$0.03
Diluted adjusted net income per share	$0.06	$0.06	$0.03

Basic adjusted net income per ADS	$0.13	$0.14	$0.06
Diluted adjusted net income per ADS	$0.12	$0.12	$0.06

Shares used in computing adjusted basic net income per share	133,425,925	106,154,347	62,400,000
Shares used in computing adjusted diluted net income per share	139,317,264	108,713,868	62,400,000

Note: The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP net adjusted income and number of shares and ADS used in GAAP basic and diluted EPS calculation, where the number of shares and ADS is adjusted for dilution due to share-based compensation plan.